UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 14, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor
01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q12 Results

Equity offering and sale of forest assets of Bahia Produtos de Madeira (BPM) totaled R$1.6 billion in liquidity events to reduce leverage

					1Q12 vs.		1Q12 vs.
Key Figures	Unit	1Q12	4Q11	1Q11	4Q11		1Q11		Last 12 months
Pulp Production	000 t	1,332	1,299	1,319	3%		1%		5,197
Pulp Sales	000 t	1,313	1,408	1,259	-7%		4%		5,195
Paper Production	000 t	—	—	29	—		—		65
Paper Sales	000 t	—	—	36	—		—		64

Net Revenues	R$ million	1,274	1,399	1,548	-9%		-18%		5,581
Pro-forma EBITDA(1) (2)	R$ million	377	390	607	-3%		-38%		1,734
EBITDA margin (%)%		30%	28%	39%	2	p.p.	-9	p.p.	31%
Net Financial Result(3)	R$ million	192	(142)	11	—		—		(1,688)
Net Income (Loss)	R$ million	(10)	(358)	389	—		—		(1,267)
Earnings (Loss) per Share	R$	(0.0)	(0.8)	0.8	—		—		(2.7)
Cash Earnings (Loss) per Share(6)	R$	0.8	0.9	1.2	-8%		-33%		3.6

Gross Debt	R$ million	11,031	11,324	10,256	-3%		8%		11,031
Cash Position(4)	R$ million	2,066	1,846	2,297	12%		-10%		2,066
Net Debt	R$ million	8,965	9,478	7,959	-5%		13%		8,965
Adjusted EBITDA(2)	R$ million	377	390	624	-3%		-39%		1,734
Net Debt/EBITDA LTM (x)	x	5.2	4.8	2.9	0.4		2.3		5.2

Pro-forma Net Debt	R$ million	7,400	9,478	7,959	-22%		-7%		7,400
Pro-forma Cash Position(4)	R$ million	3,631	1,846	2,297	97%		58%		3,631
Pro-forma Net Debt/EBITDA LTM (x)	x	4.3	4.8	2.9	-0.5		1.4		4.3

(1) Excludes Conpacel and KSR results for the 1Q11.

(2) Adjusted by non-recurring and non-cash items.

(3) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest.

(4) Includes the hedge fair value.

(5) Pro-forma including the proceeds from the equity offering (R$ 1.3 billion) and the sale of BPM (R$ 225 million).

(6) More information on page 20.

Highlights of the Quarter

•                      Pro-forma net debt of R$7,400 million with leverage at 4.3x, considering the equity offering and the sale of BPM (settlement of these events in 2Q12).

•                      Debt profile: pro-forma cash balance at 3.3x short-term debt, debt maturity of 71 months and short term debt at 10%.

•                      Scheduled maintenance downtime at the Veracel Unit successfully concluded in 1Q12.

•                      Operating excellence: pulp production of 1.3 million tons in 1Q12, up 3% and 1% quarter-on-quarter and year-on-year, respectively, even considering the scheduled maintenance downtime at the Veracel Unit.

•                      Cash cost, excluding the effects of the Veracel maintenance downtime, was R$444/t, stable quarter-on-quarter and down R$2/t year-on-year. Further information on page 7.

•                      Pulp sales of 1.3 million tons, down 7% quarter-on-quarter but up 4% year-on-year.

•                      EBITDA Margin at 30%, up 2 p.p. quarter-on-quarter but down 9 p.p. year-on-year.

•                      EBITDA of R$377 million, down 3% and 38% quarter-on-quarter and year-on-year, respectively, mainly due to the effect of the reduction in the average net pulp list price in reais.

•                      Loss of R$10 million, compared to loss of R$358 million in 4Q11 and profit of R$389 million in 1Q11.

Subsequent Events

•                      Issue of 86,000,000 shares in a primary offering at a unit price of R$15.83/share. Offering settled on April 30.

•                      Price increases effective in April and May, raised the pulp list price to US$860/t for North America, US$800/t for Europe and US$700/t for Asia.

•                      Annual General Meeting held on April 27.

Market Value (1):	Conference Calls: May 14	IR Contact:

R$ 7.0 billion | US$ 3.9 billion	Portuguese: 11 am	Guilherme Cavalcanti
Quotes: FIBR3: R$ 15.00 | FBR: US$ 8.39	Telephone: +55 (11) 3127-4971	André Gonçalves
Outstanding Shares: 467,934,646 ONs		Fernanda Naveiro Vaz
	English: 12 pm	Roberto Costa
	Telephone: +1 412 317-6776	Isabela Cerbasi

	Webcast: www.fibria.com.br/ri	ir@fibria.com.br | +55 (11) 2138-4565

(1) Quote and total shares as at 03/31/2012

The operating and financial information of Fibria Celulose S.A. for the first quarter of 2012 (1Q12) was presented in this document on a consolidated basis and expressed in Brazilian Reais (R$), unaudited and elaborated in accordance with the requirements of Brazilian Corporate Law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all intercompany transactions.

Executive Summary

On March 8, Fibria announced via Material Fact a primary public offering of common Company-issued shares. 86,000,000 shares were issued at a unit price of R$15.83/share. The transaction was concluded according to Governance best practices with financial settlement in the total amount of R$1.3 billion (net of incurred expenses and commissions) on April 30.

Simultaneously with the public offering announcement, the Company announced that it accepted the binding proposal made by Fundo Florestas do Brasil for certain forestry and land assets located in southern Bahia State in the total amount of R$235 million (R$225 million net of incurred expenses), subject to alterations after conclusion of the confirming due diligence. The Company plans to conclude the transaction by June 30 with full receipt of the agreed upon amount.

The equity offering is another step in the process of reducing the Company’s leverage, in line with the strategy to optimize the capital structure. The equity offering together with the sale of the Bahia Produtos de Madeira (BPM) forestry assets, will result in a total liquidity event of R$1.6 billion. The Company expects to conclude other liquidity events with non-strategic forestry assets in 2012. In addition, as announced on February 1, Fibria reduced its estimated CAPEX for 2012 in approximately R$ 400 million.

Prospects for the pulp market are positive. In March and April we announced two price increases for Asia of US$30/t each. Also, we announced price increases of US$40/t for Europe and North America, and one of US$30/t for Asia (all effective from May). The European list price returned to the level of US$800/t five months after the FOEX index reached US$650/t. This recovery trend and Fibria’s inventory levels at 52 days (lower than 1Q11) confirm our view that supply and demand fundamentals remain balanced.

Pulp production reached 1.3 million tons in 1Q12, up 3% and 1% over 4Q11 and 1Q11, respectively. This result shows Fibria’s continued operating excellence, as in 2011, the Company reached record production and was able to repeat this performance in the first quarter of the year, even with the scheduled maintenance downtime at the Veracel Unit (event occurred in 1Q12). Sales volume was up 4% over 1Q11. In relation to 4Q11, the 7% drop in sales is explained by the seasonality that is characteristic in the last quarter of the year.

Excluding maintenance downtime, cash cost of pulp production of R$444/t, stable over the R$443/t and R$446/t reported for 4Q11 and 1Q11, respectively. The increased volume produced and benefits of initiatives focused on cost reduction (revitalization of the Aracruz Unit’s Plant A) drove this positive result and are in line with the Company’s goals of mitigating the impacts of inflation on cash cost. Including the maintenance downtime in the cash cost analysis in 1Q12, the year-on-year increase was 2%, below the 2011 and 2010 cash cost variation (4%). In the last twelve months, inflation was 5.2% (IPCA Index).

EBITDA margin increased 2 p.p. over 4Q11 to 30% as a result of the reduced cost of goods sold on a cash basis and reduced sales and administrative expenses that offset the decline in the net price and the reduced sales volume.

Considering the proceeds from the equity offering and the sale of BPM in the amount of R$1.6 billion (to be received in 2Q12), net debt would fall 22% and 7% quarter-on-quarter and year-on-year, respectively, and the net debt/EBITDA ratio would decrease to 4.3x. The positive change of the free cash flow also drove the reduction of net debt (more information on page 13).

Due to the loss reported for the fiscal year ended December 31, 2011, in the amount of R$873 million, it was decided on the Annual General Meeting not to distribute dividends.

Pulp Market

World Printing & Writing (P&W) demand closed 1Q12 stable over the previous year. Growth has been concentrated in emerging markets like Asia, the key growth region with an increase of 2.5%. In the Tissue market, world demand in 2011 increased 3.3%, with growth projected at 2.6% for 2012, bringing total demand to a level of 30 million t.

Market pulp demand in 1Q12 remained consistent, growing 5.4% to the equivalent of 92% of installed capacity. Eucalyptus pulp demand saw the greatest increase among all market pulp types, up 11% or 260 thousand t. The Chinese appetite for BEKP seen at the close of 2011 was maintained in 1Q12. Asian demand increased 26% or 500 thousand t. The main driver of this volume growth was the rapid expansion of Chinese paper production, requiring a substantial volume of imported virgin pulp, as well as the growing Tissue market.

On the supply side, in 1Q12 we saw scheduled maintenance downtimes and unscheduled downtimes such as the occurrence of a fire at a Chilean plant, production reduction in Brazil and wood supply issues in Indonesia.

As a result of balanced supply and demand throughout 1Q12, world producers’ inventories closed the period at 31 days of supply, compared to 34 days in December of 2011.

The maintenance downtimes in the pulp industry are expected to be long over the next months; in the second quarter, downtimes are expected to take approximately 450 thousand t of softwood pulp and 500 thousand t of hardwood pulp off the market.

Despite world economic uncertainties, the expected growth in Chinese demand, together with the maintenance downtimes in the second quarter, make significant changes in the short-term supply and demand fundamentals not expected.

Production and Sales — Pulp and Paper

				1Q12 vs.	1Q12 vs.	Last 12
Production (‘000 t)	1Q12	4Q11	1Q11	4Q11	1Q11	months

Pulp	1,332	1,299	1,319	3%	1%	5,197
Paper	—	—	29	—	—	65
Sales Volume (‘000 t)
Domestic Market Pulp	130	133	116	-2%	12%	522
Export Market Pulp	1,183	1,275	1,143	-7%	4%	4,673
Total Pulp	1,313	1,408	1,259	-7%	4%	5,195
Domestic Market Paper	—	—	31	—	—	57
Export Market Paper	—	—	5	—	—	7
Total Paper	—	—	36	—	—	64
Total sales	1,313	1,408	1,295	-7%	1%	5,259

Fibria’s pulp production reached 1,332 thousand t in 1Q12, compared to 1,299 thousand t in 4Q11 and 1,319 thousand t in 1Q11. The increased production shows the operating efficiency of the Units as, even with the scheduled maintenance downtime at the Veracel Unit, production increased over 4Q11 and 1Q11. Pulp inventories totaled 766 thousand t (52 days), up 3% over the 746 thousand t (50 days) in 4Q11 and down 4% over the 794 thousand t (52 days) in 1Q11.

Pulp sales totaled 1,313 thousand t in 1Q12, down 7% quarter-on-quarter due to seasonality in the period, but up 4% year-on-year due to increased sales to Asia. Exports represented 90% of the total pulp sales in the quarter. The sales mix saw highest demand in 1Q12 from Europe at 44%, followed by Asia at 28%, North America at 18% and Latin America at 10%.

Results Analysis

				1Q12 vs.	1Q12 vs.	Last 12
Net Revenues (R$ million)	1Q12	4Q11	1Q11	4Q11	1Q11	months

Domestic Market Pulp	106	123	118	-14%	-10%	475
Export Market Pulp	1,153	1,257	1,296	-8%	-11%	4,837
Total Pulp	1,259	1,380	1,414	-9%	-11%	5,312
Domestic Market Paper	—	—	107	—	—	189
Export Market Paper	—	—	11	—	—	17
Total Paper	—	—	118	—	—	206
Subtotal Pulp and Paper	1,259	1,380	1,532	-9%	-18%	5,518
Portocel	15	19	16	-20%	-4%	63
Total	1,274	1,399	1,548	-9%	-18%	5,581

Fibria’s net operating revenues totaled R$1,274 million in 4Q12, down 9% quarter-on-quarter and 18% year-on-year, mainly due to the absence of the revenues from paper business. Net revenue from pulp was R$1,259 million in 1Q12, down 9% as compared to 4Q11’s R$1,380 million due to the reduced sales volume and the reduction of the average net price in reais, in turn due to the 2% depreciation of the average dollar. Year-on-year, the 11% decline in net revenue was due to the 15% lower average net pulp price in reais.

The cost of goods sold (COGS) of R$1,230 million was 8% less than in 4Q11, mainly as a result of the reduced sales volume and inventory turnover, which in turn was a result of the lower cash cost in 4Q11. Year-on-year, COGS remained stable mainly due to the absence of the paper sales volume.

The cash cost of pulp production in 1Q12 was R$455/t, a 3% (R$12/t) increase compared to 4Q11, largely explained by the higher wood cost (increase of wood from third parties) as well as the scheduled maintenance downtime in Veracel Unit. The increase of wood from third parties was expected during the first quarter of the year and is in line with the annual planning of wood supply (1Q12: 8%, 4Q11: 5% e 1Q11: 8%, assuming the volume of wood from third parties delivered at the mill). Excluding the effects of the downtime, the cash cost was R$444/t, stable quarter-on-quarter and year-on-year as a result of process optimization and reduced fixed cost. Year-on-year, process optimization and reduced chemical consumption, in part explained by the revitalization of the Aracruz Unit’s A Plant, brought Fibria’s cash cost down by R$2/t. It should be noted that in the last twelve months, inflation was 5.2% (IPCA Index). The table below shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

Pulp Cash Cost	R$/t
4Q11	443

Wood (wood from third parties - from 5% to 8% - and transportation)	12

Maintenance downtime at Veracel Unit	10

Higher expenditure on chemicals and energy (price)	4

Volume	(4)

Lower fixed cost (payroll and third party services)	(10)

1Q12	455

Pulp Cash Cost	R$/t
1Q11	446

Maintenance downtime at Veracel Unit	10

Higher expenditure on chemicals and energy	7

Exchange rate	4

Wood cost (transportation)	2

Lower consumption of raw materials (Aracruz Line A revamp and operational optimization)	(11)

Others	(3)

1Q12	455

Sales expenses totaled R$70 million in 1Q12, down 22% quarter-on-quarter chiefly due to the constitution of a provision for doubtful accounts in the amount of R$15 million in the previous quarter and the reduced sales volume. Year-on-year, sales expenses increased 8% due to the increased sales volume and contractual price adjustments for port services.

Administrative expenses totaled R$62 million, falling 24% quarter-on-quarter, mainly as a result of reduced expenditures with third party services. The year-on-year reduction of 17% was explained by increased expenses with payroll and indemnifications in that period, in addition to reduced expenditures with third party services. These reductions were the result of the retention of benefits from the organizational restructuring and processes already announced.

Other operating revenues (expenses) posted an expense of R$13 million in 1Q12, as compared to revenue of R$146 million in 4Q11. This decline was in large part the result of the R$140 million effect of the re-measurement of biological assets at their market value as per CPC 29 — Biological Assets in the previous quarter. Year-on-year, this figure remained stable.

(1) Pro-forma EBITDA, which excludes Conpacel and KSR results for the 1Q11.

Adjusted EBITDA totaled R$377 million in 1Q12, down 3% over 4Q11, mainly the result of the reduction in the pulp sales volume and the 2% lower average net pulp price in reais, partially as a result of dollar’s 2% depreciation against the real. However, the increased EBITDA margin from 28% to 30% in the period as a result of the decline in cash COGS and reduced sales and administrative expenses should be noted. The year-on-year adjusted EBITDA decline was explained by the 15% drop in the average net pulp price in reais and the absence of the Piracicaba Unit, operation sold in September of 2011. The graph below shows the key variations in the quarter:

Financial Result

				1Q12 vs.	1Q12 vs.
(R$ million)	1Q12	4Q11	1Q11	4Q11	1Q11
Financial Income (including hedge result)	150	147	113	2%	33%
Interest on financial investments	43	49	45	-11%	-4%
Hedging*	107	98	68	8%	57%
Financial Expenses	(170)	(174)	(171)	-2%	-1%
Interest - loans and financing (local currency)	(50)	(48)	(46)	5%	9%
Interest - loans and financing (foreign currency)	(120)	(126)	(125)	-5%	-4%
Monetary and Exchange Variations	238	(95)	150	—	59%
Foreign Exchange Variations - Debt	270	(98)	181	—	50%
Foreign Exchange Variations - Other	(32)	3	(31)	—	5%
Other Financial Income / Expenses	(26)	(20)	(81)	28%	-69%
Net Financial Result	192	(142)	11	—	—

*Marked to market (1Q12: -R$115 million ; 4Q11: -R$214 million) added to received and paid adjustments.

Financial revenue from interest on marketable securities was R$43 million, down 11% and 4% quarter-on-quarter and year-on-year, respectively, due to reduced return (1Q12: CDI 9.5% p.a. | 4Q11: CDI 12.4% p.a. | 1Q11: CDI 11.4% p.a.) on a lesser average cash balance as compared to previous quarters. Hedge operations brought a positive R$107 million result, in large part due to mark-to-market variation in the period.

Financial expenses with interest on loans and financing totaled R$170 million in 1Q12, down R$4 million quarter-on-quarter mainly as a result of the average dollar’s 2% depreciation against the real in the period. The 1% year-on-year decline was due to the effects of the liability management plan in which the company settled or prepaid operations with higher coupons.

Financial revenue from foreign exchange variation on dollar denominated debt was R$270 million, varying R$368 million, due to the real’s 3% appreciation against the dollar in the period, compared to a 1% appreciation of the dollar against the real in the previous quarter. Year-on-year, the variation was due to the dollar’s 2% depreciation against the real the period.

Other financial revenue (expense) totaled an R$26 million expense, up R$6 million as compared to 4Q11, primarily due to the reduced estimate of Tax on Financial Operations (IOF) owed on hedge operations. The year-on-year decline was chiefly due to the restatement to present value of debt with former Aracruz shareholders carried out in that quarter.

On March 31, 2012 the marked-to-market financial derivatives position was negative at R$115 million, as opposed to negative R$214 million on December 31, 2011, for a positive variation of R$99 million with a positive cash effect from maturing operations of R$8 million. Thus, the impact on financial income in the quarter was R$107 million. The table below shows the hedge positions at the end of 1Q12:

		Notional				Fair Value
Swaps	Maturity	1Q12		4Q11		1Q12		4Q11

Receive
Yen Fixed (1)*	jan/14		¥4,755		¥4,755	R$	120	R$	136
US Dollar Libor (2)	jul/14		$204		$228	R$	372	R$	428
Brazilian Real CDI (3)	sep/18	R$	394	R$	399	R$	521	R$	514
Brazilian Real TJLP (4)	jun/17	R$	655	R$	680	R$	588	R$	611
Brazilian Fixed (5)	dec/17	R$	65	R$	66	R$	63	R$	64

Receive Total (a)						R$	1,664	R$	1,753

Pay
US Dollar Fixed (1)*	jan/14		$45		$45	R$	(100)	R$	(108)
US Dollar Fixed (2)	jul/14		$204		$228	R$	(381)	R$	(439)
US Dollar Fixed (3)	sep/18		$230		$234	R$	(505)	R$	(503)
US Dollar Fixed (4)	jun/17		$402		$416	R$	(666)	R$	(703)
US Dollar Fixed (5)	dec/17		$41		$42	R$	(70)	R$	(73)

Pay Total (b)						R$	(1,722)	R$	(1,826)
Net (a+b)						R$	(58)	R$	(73)

Forward Contract
Short USD Position
NDF (Dólar)	up to 12M		$772		$922	R$	(56)	R$	(134)

Forward Total (c)						R$	(56)	R$	(134)

Option
US Dollar Option	oct/12		$151		$162	R$	(1)	R$	(7)

Option Total (d)						R$	(1)	R$	(7)

Net (a+b+c+d)						R$	(115)	R$	(214)

* Parity Japanese Yen x Brazilian Real 1Q12: 0.02211 4Q11: 0.02411

The derivative instruments used by the Company seek to transform debt in other currencies to debt in dollars, floating-rate debt into pre-fixed debt or protect exposure to a given currency or index. The financial instruments were contracted in accordance with the parameters in the Market Risk Management Policy and are conventional without leverage or stipulations for margin calls, duly registered with the Securities Clearinghouse (CETIP), and cash adjustments are only recognized upon the contract’s maturity and amortizations.

Net Income

In 1Q12 Fibria posted loss of R$10 million, as compared to loss of R$358 million and profit of R$389 million in 4Q11 and 1Q11, respectively. Quarter-on-quarter, the reduced loss was primarily the result of a better financial result, in turn explained by the dollar’s 3% depreciation against the real as compared to appreciation of 1% in the previous quarter. The year-on-year variation was largely driven by the reduced net revenue as a result of the lower price and income in that quarter from discontinued operations.

Analyzing income from a cash per share perspective, which excludes the effects of depreciation, depletion and monetary and foreign exchange variations, among others (more information on page 21), there was a reduction in cash earnings over 4Q11, mainly due to the decline in net revenue, partially, as a result of the lower average net pulp price in reais and the reduced sales volume. Year-on-year, the reduction was due to not only the decline in the price in reais, but also the absence of the Piracicaba Unit operation. Thus, cash earnings were R$0.8 per share, down 8% and 33% quarter-on-quarter and year-on-year, respectively.

The graph below shows the main factors that influenced net income in 1Q12, starting with EBITDA in the period.

Debt

					1Q12 vs.	1Q12 vs.
	Unit	1Q12	4Q11	1Q11	4Q11	1Q11
Total Gross Debt	R$ million	11,031	11,324	10,256	-3%	8%
Gross Debt in R$	R$ million	816	947	2,291	-14%	-64%
Gross Debt in US$ (1)	R$ million	10,215	10,378	7,965	-2%	28%
Average maturity	months	71	73	79	-2	-8
Short-term portion	%	10%	10%	12%	-0 p.p.	-2 p.p.
Total Cash (2)	R$ million	2,066	1,846	2,297	12%	-10%
Net Debt	R$ million	8,965	9,478	7,959	-5%	13%
Net Debt/EBITDA (x)	x	5.2	4.8	2.9	0.4	2.3
Pro-forma Total Cash(3)	R$ million	3,631	1,846	2,297	97%	58%
Pro-forma Net Debt(3)	R$ million	7,400	9,478	7,959	-22%	-7%
Pro-forma Net Debt/EBITDA (x)	x	4.3	4.8	2.9	-0.5	1.4

(1) Includes BNDES index and other BRL Pre Fixed (BRL to USD) swaps contracts

(2) Includes the hedge fair value

(3) Includes the proceeds from the public offering (R$1.3 billion) and sale of BPM (R$225 million)

Gross debt on March 31, 2012 was R$11,031 million, 3% million less than in 4Q11, mainly due to the dollar’s 3% depreciation against the real and amortizations in the period. Year-on-year, gross debt was up R$775 million or 8% due to the dollar’s 12% appreciation against the real in the period, impacting the portion of gross debt in dollars.

The graph below shows the debt-related transactions in the quarter:

Of the total gross debt, 93% was dollar-denominated. The average cost of bank debt in domestic currency in 1Q12 was 9.0% p.a. and the cost in dollars was 5.5% p.a., both stable over 4Q11.

The graphs below show Fibria’s debt by instrument, index and currency:

The average maturity of total debt was 71 months in 1Q12, compared to 73 months in 4Q11, while short term debt was at 10% of the total, the same percentage as 4Q11.

The graph below shows the amortization schedule of Fibria’s total debt:

Fibria’s cash position on March 31, 2012 was R$2,066 million, including the positive R$115 million mark-to-market of hedge instruments, 74% of which were applied in public bonds and fixed income assets denominated in domestic currency. Net debt on March 31 was R$8,965 million. Considering proceeds from the equity offering and the sale of BPM in the total amount of R$1.6 billion, net debt would be R$7,400 million. The Company’s pro-forma cash position was 3.3x its short term debt, reinforcing its capacity to fulfill its obligations for 2012. The graph below shows the evolution of the net debt/EBITDA indicator:

CAPEX

				1Q12 vs.	1Q12 vs.
(R$ million)	1Q12	4Q11	1Q11	4Q11	1Q11
Industrial Expansion	2	1	4	143%	-42%
Forest Expansion	20	26	23	-23%	-13%
Subtotal Expansion	22	27	27	-19%	-19%
Safety/Environment	12	22	15	-45%	-18%
Forestry Renewal	135	158	136	-15%	-1%
Maintenance, IT, R&D, Modernization	38	57	70	-33%	-45%
Subtotal Maintenance	185	237	221	-22%	-16%
50% Veracel	14	25	16	-44%	-14%
Total Capex	221	289	264	-24%	-16%

Advance for wood purchase in partnership programs	27	51	4	—	—

Capital expenditures (CAPEX) in the quarter totaled R$221 million. CAPEX fell R$68 million or 24% as compared to 4Q11 due to reduced expenses with maintenance, mainly forest purchases and silviculture. The R$43 million or 16% year-on-year reduction is mainly due to expenses with modernizations in 1Q11, chiefly the revitalization of the Aracruz Unit’s A Plant bleaching line. The reduction is in line with the 2012 budget and will not bring any impact on the operational activities.

Working Capital

The R$169 million increase in working capital in 1Q12, as compared to R$91 million in 4Q11 and negative R$69 million in 1Q11 was in large part explained by the decrease in accounts receivable as a result of credit granted and anticipated, depreciation of the dollar against the real and decrease in sales volume.

Free Cash Flow

(R$ million)	1Q12	4Q11	1Q11
EBITDA	377	390	624
(-) Capex	(221)	(289)	(264)
(-) Dividends	—	—	—
(-) Interest (paid)/received	(76)	(171)	12
(-) Income tax	(2)	(1)	(0)
(+/-) Working Capital	169	91	(69)
Free Cash Flow	247	20	303

Fibria’s free cash flow in 1Q12 totaled R$247 million, compared to R$20 million in 4Q11. The positive variation was mainly due to the variation in working capital, as described above, reduced CAPEX and the lesser amount of interest maturing in this quarter. As compared to 1Q11, the decline was largely explained by the decreased EBTIDA in the period.

Capital Market

Equity:

The average daily trading volume of Fibria’s shares was approximately 3.5 million shares in line with the previous quarter. The average daily volume in 1Q12 was US$30 million, stable quarter-on-quarter, with US$15 million traded on the Bovespa and US$15 million on the NYSE.

Fixed Income:

Subsequent Events

Equity Offering

On March 8, Fibria announced via a Material Fact the a 100% primary public offering of common shares Company-issued, even as American Depositary Shares represented by American Depositary Receipts for simultaneous placement in Brazil and abroad. The controlling shareholders of Fibria have agreed to purchase a total of 51,392,092 common shares in the Brazilian offering to maintain their aggregate ownership of approximately 59,8% of our common shares after the offering. On April 24, the pricing of the 86,000,000 shares issued was concluded and the unit price was fixed at R$15.83 per share, equal to US$8.43 per ADS. The settlement and receipt of proceeds was concluded on April 30 with the receipt of the proceeds net of expenses and commissions in the amount of R$1.34 billion.

The term to exercise options for supplementary shares issued by the Company has not yet expired. On May 24, 2012, the term will end for the exercise of these options, and May 29 is the deadline for settling the supplementary lot. All documentation relative to the offering can be found on Fibria’s Investor Relations website (www.fibria.com.br/ir).

Annual General Meeting

The Annual General Meeting held on April 27 approved:

(a) Financial Statements relative to the fiscal year ended December 31, 2011;

(b) Allocation of income for the fiscal year ended December 31, 2011;

(c) Resolution on the proposed capital budget for the 2012 fiscal year;

(d) Ratification of the election of members to the Company’s Board of Directors;

(e) Election of members to the Company’s Fiscal Council;

(f) Establishment of the total annual compensation of the Management and the members of the Fiscal Council.

General Meeting Participation Manual:

In line with corporate governance best practices, in March Fibria published its General Meeting Participation Manual.

To facilitate understanding and access to information on the matters to be discussed at the Annual General Meeting held on April 27, 2010, the manual compiled all information necessary for understanding the agenda and facilitating shareholder participation into a single document. For further information, please access: http://fibria.infoinvest.com.br/enu/4889/Fibria_ManualdeParticipaoemAssembleia_Ingls.pdf

Dividends

Due to the loss reported for the fiscal year ended December 31, 2011, in the amount of R$873 million, there was no proposal for distribution of dividends. This decision was resolved on the Annual General Meeting held on April 27, 2012.

Appendix I – Revenues x Volume X Price*

	Tonnes		Net Revenue - R$ 000		Price - R$/Ton		QoQ %
1Q12 x 4Q11	1Q12	4Q11	1Q12	4Q11	1Q12	4Q11	Tonnes	Revenue	Average Price
Pulp
Domestic Sales	130,095	133,229	105,865	123,461	814	927	(2.4)	(14.3)	(12.2)
Foreign Sales	1,183,035	1,275,101	1,152,744	1,256,954	974	986	(7.2)	(8.3)	(1.2)
Total	1,313,130	1,408,330	1,258,609	1,380,415	958	980	(6.8)	(8.8)	(2.2)

	Tonnes		Net Revenue - R$ 000		Price - R$/Ton		QoQ %
1Q12 x 1Q11	1Q12	1Q11	1Q12	1Q11	1Q12	1Q11	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated		5,932		13,035		2,197
Coated		9,083		22,284		2,453
Special/Other		15,426		71,866		4,659
Total		30,441		107,185		3,521
Foreign sales
Uncoated		3,204		5,367		1,675
Coated		—		—		—
Special/Other		2,229		5,557		2,493
Total		5,433		10,924		2,011
Total Paper		35,874		118,109		3,292
Pulp
Domestic Sales	130,095	116,220	105,865	117,432	814	1,010	11.9	(9.8)	(19.5)
Foreign sales	1,183,035	1,142,998	1,152,744	1,296,331	974	1,134	3.5	(11.1)	(14.1)
Total	1,313,130	1,259,218	1,258,609	1,413,763	958	1,123	4.3	(11.0)	(14.6)
Total Domestic sales	130,095	146,661	105,865	224,617	814	1,532	(11.3)	(52.9)	(46.9)
Total Foreign sales	1,183,035	1,148,431	1,152,744	1,307,255	974	1,138	3.0	(11.8)	(14.4)
Total	1,313,130	1,295,092	1,258,609	1,531,872	958	1,183	1.4	(17.8)	(19.0)

*Does not include Portocel

Appendix II – Income Statement

Income Statement - Consolidated - Quarters results

	1Q12		4Q11		1Q11		QoQ %
R$ Millions	R$	AV%	R$	AV%	R$	AV%	1Q12/4Q11	1Q12/1Q11
Net Revenue	1,274	100%	1,399	100%	1,548	100%	-9%	-18%
Domestic Sales	121	10%	142	10%	238	15%	-15%	-49%
Foreign Sales	1,153	90%	1,257	90%	1,310	85%	-8%	-12%
Custo Produtos Vendidos	(1,230)	-97%	(1,340)	-96%	(1,227)	-79%	-8%	0%
Custos relacionados à produção	(1,212)	-95%	(1,325)	-95%	(1,206)	-78%	-9%	0%
Provisões para perdas sobre créditos de ICMS	(18)	-1%	(16)	-1%	(21)	-1%	15%	-14%
Operating Profit	44	3%	58	4%	321	21%	-25%	-86%
Selling and marketing	(70)	-6%	(90)	-6%	(65)	-4%	-22%	8%
General and administrative	(62)	-5%	(82)	-6%	(75)	-5%	-24%	-17%
Financial Result	192	15%	(142)	-10%	11	1%	-235%	1584%
Equity	(0)	0%	0	0%	(0)	0%	0%	-75%
Other operating (expenses) income	(13)	-1%	146	10%	(13)	-1%	-109%	-1%
Operating Income	90	7%	(110)	-8%	179	12%	-183%	-49%
Current Income taxes expenses	(3)	0%	(6)	0%	3	0%	-45%	-203%
Deffered Income taxes expenses	(97)	-8%	(242)	-17%	(35)	-2%
Discontinued operations
Net income (loss) from discontinued operations					365
Financial Result					—
Income tax/Social contribution					(124)
Net Income (Loss)	(10)	-1%	(358)	-26%	389	25%	-97%	-103%
Net Income (Loss) attributable to controlling equity interest	(11)	-1%	(360)	-26%	387	25%	-97%	-103%
Net Income (Loss) attributable to non-controlling equity interest	1	0%	2	0%	2	0%	-61%	-60%
Depreciation, amortization and depletion	458	36%	494	35%	436	28%	-7%	5%
EBITDA	356	28%	527	38%	968		-32%	-63%
Fair Value of Biological Assets		0%	(140)		—	0%
Fixed Assets disposals	3	0%	(12)	-1%	(8)	-1%	-126%	-141%
Accruals for losses on ICMS credits	18	1%	16	1%	21	1%	15%	-14%
Assets Disposals Result		0%		0%	(357)	-23%
EBITDA adjusted (*)	377	30%	390	28%	624	39%	-3%	-39%
Profit from discontinued operations					(17)
EBITDA Pro forma	377	30%	390	28%	607	39%

(*) EBITDA margin calculated based on revenue for the quarter with Conpacel and KSR (1Q11: R$ 1.613 millions)

Appendix III – Balance Sheet

BALANCE SHEET (R$ millions)

ASSETS	MAR/ 12	DEC/ 11	MAR/ 11
CURRENT	5,294	5,296	4,863
Cash and cash equivalents	622	382	750
Securities	1,559	1,678	1,395
Derivative instruments	17	32	88
Trade accounts receivable, net	609	945	1,030
Inventories	1,217	1,179	1,165
Recoverable taxes	361	328	355
Assets avaiable for sale	825	644
Others	84	108	80
NON CURRENT	2,610	2,711	2,756
Derivative instruments	38	43	80
Deferred income taxes	910	992	1,199
Recoverable taxes	644	677	535
Fostered advance	767	761	685
Others	250	238	256

Investments		8	8
Property, plant & equipment , net	11,641	11,841	12,823
Biological assets	3,085	3,264	3,497
Intangible assets	4,788	4,809	4,883

TOTAL ASSETS	27,418	27,929	28,830

LIABILITIES	MAR/ 12	DEC/ 11	MAR/ 11
CURRENT	1,768	1,961	2,344
Short-term debt	1,057	1,092	645
Derivative Instruments	90	164	13
Trade Accounts Payable	349	374	387
Payroll and related charges	93	134	81
Tax Liability	33	53	132
Dividends and Interest attributable to capital payable	2	2	266
Stock acquisition payable	—	—	605
Others	145	142	215
NON CURRENT	11,120	11,428	10,693
Long-term debt	9,975	10,232	9,006
Accrued liabilities for legal proceedings	79	102	272
Deferred income taxes , net	753	740	1,174
Tax Liability	77	77	76
Derivative instruments	81	125	4
Others	155	153	160
SHAREHOLDERS’ EQUITY - Controlling interest	14,500	14,511	15,769
Issued Share Capital	8,379	8,379	8,379
Capital Reserve	3	3	3
Revaluation Reserve	—	—	9
Statutory Reserve	4,509	4,520	5,769
Equity valuation adjustment	1,619	1,619	1,619
Treasury stock	(10)	(10)	(10)
Non controlling interest	30	29	25
TOTAL SHAREHOLDERS’ EQUITY	14,530	14,540	15,793
TOTAL LIABILITIES	27,418	27,929	28,830

Appendix IV – Cash Flow

CASH FLOW STATEMENT (R$ MILLION)

	1Q12	4Q11	1Q11
NET INCOME (LOSS) BEFORE INCOME TAXES	91	(110)	544
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	458	494	436
(+) Foreign exchange and unrealized (gains) losses, net	(240)	95	(150)
(+) Fair value of financial instruments	(107)	(98)	(68)
(+) Fair value of biological assets	—	(140)	—
(+) Gain (loss) on disposal of Property, Plant and Equipment	3	(16)	1
(+) Equity	—	—	0
(+) Accrued liabilities for legal proceedings and others	42	58	36
(+) Gain (loss) on disposal of Investment			(357)
(+) Interest on loan accrual	169	174	171
(+) Interest on Securities	(41)	(49)	(45)
(+) Debt present value adjustment - shares acquisition			20
Changes in operating assets:
Trade accounts receivable	309	40	71
Inventories	(33)	78	(107)
Recoverable taxes	(40)	(56)	(43)
Advance to suppliers and others	18	36	35
Changes in operating liabilities:
Trade Accounts Payable	(26)	18	(7)
Taxes on income and other taxes	(22)	(14)	3
Payroll, profit sharing and related charges	(41)	(8)	(41)
Others	4	(2)	19
Net cash provided by operating activities
Interest received from securities	37	28	99
Interest paid on loans	(113)	(198)	(87)
Taxes on income and other taxes paid	(2)	(1)	(0)
CASH FLOW FROM OPERATING ACTIVITIES	468	328	530
Investment activities
Acquisition of an interest in an affiliate net of cash acquired - Final payment/Settlement		—	(856)
Property, Plant and Equipment Acquisition	(221)	(289)	(264)
Advance - Forestry Partnership Program	(27)	(51)	(4)
Securities	123	127	193
Revenues on Property, Plant and Equipment Sales	4	42	22
Settlement of financial instruments	8	(20)	49
Revenue on disposal of investments		—	1,509
Others	(3)	1	—
CASH FLOW FROM INVESTING ACTIVITIES	(115)	(190)	649
Financing activities
Loans
Borrowings	136	156	1,636
Borrowings payment - Principal	(243)	(234)	(2,471)
Settled Dividends		—	—
Others	3	—	3
CASH FLOW FROM FINANCING ACTIVITIES	(103)	(78)	(833)
Exchange variation effect on cash and cash equivalents	(11)	3	(25)
Net increase (decrease) in cash and cash equivalents	240	63	319
Cash and cash equivalent at beginning of period	382	319	431
Cash and cash equivalent at end of period	622	382	750

Appendix V – Economic and Operating Data

							1Q12 vs.	1Q12 vs.	4Q11 vs.	2Q11 vs.	1Q11 vs.
Exchange Rate (R$/US$)	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	4Q11	1Q11	3Q11	1Q11	4Q10
Closing	1.8221	1.8758	1.8544	1.5611	1.6287	1.6662	-2.9%	11.9%	1.2%	-4.2%	-2.3%
Average	1.7672	1.7980	1.6339	1.5954	1.6674	1.6972	-1.7%	6.0%	10.0%	-4.3%	-1.8%

				1Q12 vs.		1Q12 vs.		Last 12
Pulp sales distribution, by region	1Q12	4Q11	1Q11	4Q11		1Q11		months
Europe	44%	35%	46%	9	p.p.	-2	p.p.	41%
North America	18%	24%	20%	-6	p.p.	-2	p.p.	25%
Asia	28%	31%	25%	-3	p.p.	3	p.p.	24%
Brazil / Others	10%	10%	9%	0	p.p.	1	p.p.	10%

Pulp list price per region (US$/t)	mar/12	fev/12	jan/12	dez/11	nov/11	out/11	set/11	ago/11	jul/11	jun/11	mai/11	abr/11
North America	820	770	770	750	750	760	900	900	900	930	930	930

Europe	760	730	730	730	720	730	820	820	850	880	880	880

Asia	640	605	595	580	600	600	730	730	730	780	780	780

Financial Indicators	1Q12	4Q11	3Q11	1Q11	4Q10	3Q10

Net Debt / Adjusted EBITDA (LTM*)	5.2	4.8	4.2	2.9	3.6	3.9

Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4	0.4	0.4	0.4
Cash + EBITDA (LTM*) / Short-term Debt	3.6	3.6	3.6	4.0	2.4	2.0

Net debt / Pro-forma EBITDA LTM**	4.2	4.8	4.2	2.9	3.6	3.9

*LTM: Last twelve months

** Pro-forma including the proceeds from the equity emission (R$ 1.3 billion) and the sale of BPM (R$225 million)

Reconciliation - net income to cash earnings (R$ million)	1Q12	4Q11	1Q11
Net Income (Loss) before income taxes	91	(110)	544
(+) Depreciation, depletion and amortization	458	494	436
(+) Wood depletion from forested operations	—	7	—
(+) Foreign exchange and unrealized (gains) losses, net	(240)	95	(150)
(+) Fair value of financial instruments	(107)	(98)	(68)
(+) Gain on disposal of investments	—	—	(357)
(+) Fair value of biological assets	—	(140)	—
(+) Gain (loss) on disposal of Investment	3	(16)	1
(+) Debt present value adjustment - shares acquisition	—	—	20
(+) Accrued liabilities for legal proceedings and others	42	51	21
(+) Interest on loan accrual	169	174	171
(+) Interest on SecuritiesNet	(41)	(49)	(45)
Cash earnings (R$ million)	375	408	572
Outstanding shares (million)	468	468	468
Cash earnings per share (R$)	0.8	0.9	1.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2012

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO